BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586

RECEIVED
2004 APR 30 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Corporate Communications Investor Relations

From/Von:	**Stephanie Schaefer/SIR**
Date/Datum:	**26.04.2004**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

SUPPL


04024710

BERU Aktiengesellschaft. Exemption number: 82-34 750

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Dear Sir, Madame,

please find as page 2 the BERU AG press release:

Bernhard Herzig retires from the Executive Board of BERU AG

Your's sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

dw 5/4

Press release


BERU

Bernhard Herzig retires from the Executive Board of BERU AG

Inhalt: Bernhard Herzig retires from BERU Executive Board

Zielgruppe: Investors, Business press

Ludwigsburg, 26 April 2004 --- **Bernhard Herzig has resigned from his post as a member of the Executive Board of BERU Aktiengesellschaft with immediate effect, meaning he is retiring from the Executive Board of the Ludwigsburg-based automotive supplier by mutual agreement. The Supervisory Board would like to thank Mr Herzig for his work and wish him all the best for the future.**

Bernhard Herzig previously held the executive mandate for the field of production, materials management and quality. The Chairman of the company's Executive Board, Marco von Maltzan, will assume responsibility for these duties until a successor has been appointed.

For further information please contact:

BERU Group
Corporate Communications/
Investor Relations
Mörikestr. 155
71636 Ludwigsburg
Tel.: +49-(0)7141-132-246
Fax: +49-(0)07141-132-586
corporate-communications
@beru.de